Exhibit 99.1

Dominion Diamond Corporation to Proceed with Jay Project Based on Positive Feasibility Study Results and Provides Updated Life-of-Mine Plan

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--July 6, 2016--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) is pleased to announce that the Board of Directors of the Company has given its approval to proceed with the development of the Jay Project based on the positive results of a feasibility study (“FS”) and subsequent revised project schedule and life-of-mine plan.

The Jay Project is located within the Buffer Zone Joint Venture Property, and is the most significant undeveloped kimberlite pipe deposit at Dominion’s majority-owned Ekati mine in Canada’s Northwest Territories.

Highlights:

  Positive project economics. Base case post-tax NPV at 100% share of US $398 million and IRR of 15.6%. At Dominion’s share of both the Buffer Zone and Core Zone joint ventures, the project base case post tax NPV is US $278 million and IRR is 16.7%. Jay will utilize existing Ekati mine infrastructure and has total development capital cost of US $647 million.
  Self-funding. Development is expected to be funded from existing cash and internal cash flow.
  Platform for future growth at Ekati. Mine life extension to calendar 2033 opens up further development opportunities.
  Development schedule aligned with positive market outlook. Processing commences in calendar 2022 which positions the project well to take advantage of favorable supply-demand dynamics in the diamond market, particularly in the lower price segment.

Brendan Bell, Chief Executive Officer, stated: “The Jay Feasibility Study has confirmed the economic and technical viability of the large-scale, high grade Jay Project, which is the most significant undeveloped deposit at the Ekati mine. With a revised project schedule and updated mine plan, this positive feasibility study sets out a clear long-term plan for Ekati. We are very confident in the outlook for the diamond market and believe the mine life extension provided by Jay positions us well for the future. While work remains in order to complete project permitting, and to identify optimization and cost reduction opportunities as we build Jay, we are very pleased with the results.”

Jay is the most significant undeveloped deposit at the Ekati Diamond Mine due to its large size and high grade. Jay is located beneath Lac du Sauvage, a moderate sized lake north of Lac de Gras, and is approximately 1.2 km from the shoreline. The Jay pipe is approximately 7 km to the northeast of the Misery Pit and related infrastructure, and 30 km to the southeast of the main Ekati mine infrastructure.

The Jay FS updates certain key economic and technical assumptions regarding the Jay Project from the pre-feasibility study (“PFS”) disclosed in January 2015. As was the case for the Jay PFS, the Jay FS evaluated the open pit mining of the Jay pipe as an incremental development opportunity of the Ekati Mine, separate and in addition to all other mineral reserves at the Ekati Mine (including the Sable pipe). The economic analysis in the Jay FS assumed the mining of Sable and Jay concurrently from calendar 2021 to 2023, followed by mining at Jay only from 2024 to 2032, with the completion of Jay processing and the end of Ekati operations in 2033. Compared to the Jay PFS, the expected mine life is extended by two years in order to accommodate concurrent processing of Sable ore at the Ekati processing plant.

“Our strategy for the Ekati Mine is to develop new deposits in tandem with existing mining operations in order to increase the total value of the property. The decision to proceed with Jay, combined with our earlier decision to proceed with the Sable project where construction of infrastructure has begun, are major steps towards the execution of this strategy,” added Mr. Bell. “Together these projects will add significant value to Ekati and will enable us to pursue other incremental growth opportunities near our existing operations.”

Dominion compiled and prepared the Jay FS with the assistance of its consultants Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., Danny Tolmer, P.Eng., of Golder Associates Ltd., who supervised the probable mineral reserve estimate, and John Cunning, P.Eng., of Golder Associates Ltd., who supervised the capital development cost estimates for the construction of the dike and its associated infrastructure, including roads and pumping infrastructure. Kleingeld, Young and Partners (“KYP”) provided diamond price estimates at 1.0 millimeter and 0.5 millimeter slot screen bottom cut-offs.

The key financial and project highlights of the Jay FS are as follows:

Mined Waste	136.0 million tonnes
Mined Kimberlite	44.7 million tonnes
Strip Ratio	3.0
Recovered Carats	78.6 million carats
Recovered Grade	1.8 carats per tonne[1]
Initial Development Capital	US$647 million[2]
Pre-Stripping Capital	US$33 million[2]
Sustaining Capital	US$183 million[2]
Life-of-Mine Exchange Rate	1.33 CAD per USD
Life-of-Mine Operating Costs	US$2,676 million
Base Case Diamond Price	US$53 per carat
Base Case Diamond Price Book	November 2015
Post-tax NPV (incremental)	US$398 million[3]
Real Discount Rate	7%
Mine Operational Life	13 years
Post-tax IRR	15.6%[3]

Note: US$ figures for Jay FS refer to unescalated 2015 United States dollars. All figures are on a 100% basis. All tonne totals refer to dry metric tonnes.

1. Reported at a 1.0 mm cut-off (based upon diamonds that would be recovered by the Ekati bulk sample plant using 1.0 mm slot de-grit screens) and includes the contribution of additional carats recovered after commissioning of a Fine Dense Media Separator (“Fine DMS”) unit in the Ekati processing plant. The recovered grade in the Jay PFS was reported at a 0.5 mm cut-off (based upon diamonds that would be recovered by the Ekati bulk sample plant using 0.5 mm slot de-grit screens). As detailed in the February 23, 2016 news release issued by the Company, during the Jay FS review the 1996 and 2006 bulk sample results were reinterpreted and it was determined that they were processed at smaller slot screen cut-offs than was originally assumed for the Jay PFS.
2. At an assumed exchange rate of 1.33 CA$/US$ in calendar 2016 and thereafter, and includes a US$75 million contingency.
3. After taxes/royalties and unleveraged. Key applicable taxes assumed include a 13% Northwest Territories royalty rate and 26.5% statutory income tax rate.

Diamond Price Assumptions

Using the average prices from the Company’s November 2015 diamond sales, and diamond valuation data from the 1996, 2006, and 2015 drilling program parcels, KYP has now modeled the diamond price for Jay at a 1.0 millimeter bottom slot screen cut-off to be between US$53-US$58 per carat (in 2015 USD), depending on the rock type. Based on the Company’s modeling, inclusion of incremental recovery of small diamonds after commissioning of the Fine DMS unit in the Ekati processing plant results in an overall average diamond price of approximately US$53 per carat (in 2015 USD).

Price forecasts for the Jay FS are inclusive of a real 2.5% annual escalation from the November 2015 price over the life of the mine. The 2.5% escalation price forecast is based on the Company’s analysis of long term supply-demand trends in the diamond market, which indicate an increase in demand from emerging markets, particularly for lower price diamonds, and a decrease in the supply of those same goods.

Capex Assumptions

The primary capital development cost will be the construction of a water retention dike and its associated infrastructure, including crushing, roads and pumping infrastructure, which amounts to US$329 million. Engineering, design, crusher quality control, and quality assurance costs are estimated at an additional US$42 million.

Equipment costs are estimated to be US$86 million, which includes the purchase of eight haul trucks, one hydraulic shovel, four front-end loaders, three production drills, two dozers, and other support equipment. The maximum fleet required for construction would be 19 haul trucks, but the capital cost estimate is based on renting 11 additional smaller haul trucks that would not be used during mine operations. Other smaller pieces of mining equipment and specialized dike construction equipment will also be rented during the construction phase.

To support a large truck fleet remote from the main Ekati Mine site infrastructure, new maintenance facilities and upgrades to existing facilities would be required at a cost of US$15 million.

Blending options are available during the initial processing stages of Jay kimberlite which will offset the expected high clay content in the upper portion of the Jay pipe. In addition, plant upgrade studies will be undertaken to identify material handling upgrades required to be able to efficiently process Jay material at a throughput rate of 4.35 Mdmt (million dry metric tonnes) per year. These studies are at an early stage, but an allowance of US$40 million has been allocated based on the cost of similar-scale projects in the Ekati processing plant. Blending with Sable ore and stockpiling upper bench ore to blend with lower, less clay-rich ore may reduce the scope of processing plant investment.

Other capital costs include US$22 million in project team labour and expenses to support the construction activities, US$13 million for a power connection between the Misery camp and the Jay site, US$13 million to expand the Misery camp to accommodate the construction workforce, US$9 million in environmental/permitting costs including fish salvage and offsetting, and US$4 million in road upgrades.

An overall contingency of 13% has been allocated based on the remaining uncertainty associated with each project component, for a total of US$75 million in contingency. The total initial capital cost to develop the Jay pipe is US$647 million.

Cost allocations to development capital are expected to total US$52 million in mine and support overhead costs, and US$33 million in cross-charges from the Lynx Project for waste rock used as a construction material. Since these costs are expected to be incurred regardless of whether the Company proceeds with the development of Jay, they are not included in the initial development capital cost estimate.

The estimated pre-stripping cost for the first phase of mining is US$33 million.

Economic Sensitivities

Sensitizing the key inputs in the Jay FS results in the following changes to the base case post-tax internal rate of return (IRR):

	Sensitivity range	Base case inputs	Low IRR (Percent)	Base IRR (Percent)	High IRR (Percent)
Real price growth (percent per annum)	0 to 3.5% p.a.	2.5% p.a.	6%	16%	19%
Life-of-mine exchange rate (CAD per USD)	-20% to +20%	1.33	10%	16%	22%
Initial price (US$ per carat)	-15% to +15%	US$53/carat	11%	16%	20%
Life-of-mine operating costs (Millions of US$)	+20% to -10%	US$2,676 M	12%	16%	18%
Initial capital (Millions of US$)	+20% to -10%	US$680 M	13%	16%	17%

Project Schedule

As updated in its May 31, 2016 news release, the Company intends to complete construction of the all-season access road to the shoreline of Lac du Sauvage in Fiscal Year 2018, followed by construction of the water retention dike and associated infrastructure in Fiscal Years 2019 to 2021, with dike instrumentation, dewatering and the start of pre-stripping in Fiscal Year 2022, and mining and processing of Jay kimberlite by Fiscal Year 2023.

The following table sets out the estimated capital expenditures for the Jay Project by fiscal year, based on the construction schedule in the Jay FS:

Fiscal Year	2017[1]	2018	2019	2020	2021	2022	2023
Initial Development Capital (in Millions of US$)	38	41	122	158	129	159	-
Pre-stripping Capital (in Millions of US$)	-	-	-	-	-	8	25
Capital Allocations (in Millions of US$)[2]	12	18	17	15	10	13	-

1. Capital expenditures for Fiscal Year 2017 are inclusive of the previously announced program.
2. Inclusive of capitalized depreciation

Reclamation Assumptions

The Jay Project would delay a substantial portion of the required reclamation activities at the Ekati Diamond Mine until project completion. This has a significant positive effect on the economics of the Jay Project, and approximately offsets the additional reclamation obligations that the Jay Project is expected to create.

Life of Mine Plan

The Jay FS is based on a revised operating case mine plan for the Ekati mine. The revised mine plan reflects a number of updates including approval of the Sable Project, changes to the Jay development schedule, the commissioning of a fine dense media separation unit at the end of fiscal year 2017, and changes made to the Ekati process plant to improve diamond liberation. The details of the mine plan can be found in the tables below.

Tonnage processed – Ekati Diamond Mine (100% basis, millions of dry metric tonnes):

	Ore Reserves Processed						Base Case	Mill Feed Processed		Operating Case
Fiscal Year	Koala	Pigeon	Misery Main	Lynx	Jay	Sable	Total	Misery South	Misery SW Ext	Total
2018	0.8	1.4	0.7	0.3	-	-	3.1	0.1	0.6	3.7
2019	0.6	2.1	0.9	0.4	-	0.0	3.9	-	0.2	4.1
2020	0.2	0.2	0.8	0.3	-	1.5	3.1	-	-	3.1
2021	-	1.6	0.1	0.1	-	1.5	3.3	-	-	3.3
2022	-	0.8	-	-	-	3.5	4.3	-	-	4.3
2023	-	-	-	-	1.6	2.7	4.3	-	-	4.3
2024	-	-	-	-	3.1	1.2	4.4	-	-	4.4
2025	-	-	-	-	3.1	1.2	4.4	-	-	4.4
2026	-	-	-	-	4.2	0.2	4.4	-	-	4.4
2027	-	-	-	-	4.4	-	4.4	-	-	4.4
2028	-	-	-	-	4.4	-	4.4	-	-	4.4
2029	-	-	-	-	4.4	-	4.4	-	-	4.4
2030	-	-	-	-	4.4	-	4.4	-	-	4.4
2031	-	-	-	-	4.4	-	4.4	-	-	4.4
2032	-	-	-	-	4.4	-	4.4	-	-	4.4
2033	-	-	-	-	4.4	-	4.4	-	-	4.4
2034	-	-	-	-	2.2	-	2.2	-	-	2.2
Total	1.6	6.0	2.5	1.0	44.7	12.0	67.8	0.1	0.8	68.6

Misery Deep, Fox Deep, and the coarse processed kimberlite represent future plant feed upside potential, and some or all of this mineralization may be able to be incorporated in the life-of-mine plan once sufficient additional work has been undertaken.

Carats recovered – Ekati Diamond Mine (100% basis, millions of carats):

	Reserve Carats Recovered						Base Case	Mill Feed Carats Recovered		Operating Case
Fiscal Year	Koala	Pigeon	Misery Main	Lynx	Jay	Sable	Total	Misery South	Misery SW Ext	Total
2018	0.4	0.6	3.8	0.2	-	-	5.0	0.1	1.6	6.8
2019	0.4	1.0	4.9	0.3	-	0.0	6.5	-	0.6	7.1
2020	0.2	0.1	5.5	0.2	-	1.0	7.1	-	-	7.1
2021	-	0.8	0.7	0.1	-	1.1	2.7	-	-	2.7
2022	-	0.4	-	-	-	3.2	3.5	-	-	3.5
2023	-	-	-	-	1.8	2.6	4.4	-	-	4.4
2024	-	-	-	-	4.6	1.1	5.7	-	-	5.7
2025	-	-	-	-	4.3	1.0	5.4	-	-	5.4
2026	-	-	-	-	5.5	0.2	5.7	-	-	5.7
2027	-	-	-	-	6.1	-	6.1	-	-	6.1
2028	-	-	-	-	7.2	-	7.2	-	-	7.2
2029	-	-	-	-	8.2	-	8.2	-	-	8.2
2030	-	-	-	-	9.0	-	9.0	-	-	9.0
2031	-	-	-	-	9.5	-	9.5	-	-	9.5
2032	-	-	-	-	9.7	-	9.7	-	-	9.7
2033	-	-	-	-	9.4	-	9.4	-	-	9.4
2034	-	-	-	-	3.2	-	3.2	-	-	3.2
Total	1.0	2.9	14.8	0.8	78.6	10.1	108.4	0.1	2.3	110.7

Both the Base and Operating Cases do not include any impact of the diamond liberation initiative on the reserve and mill feed grades, but do include the impact of the fine dense media separation unit beginning in Fiscal 2018 which is expected to result in incremental carat recoveries of a smaller average size and lower average price than the current recovery profile.

Misery South and Southwest are currently inferred mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the operating case mine plan will be realized.

Capital and Operating costs – Ekati Diamond Mine (100% basis, millions of United States dollars):

	Capital Costs			Operating Costs
Fiscal Year	Initial Development	Sustaining	Total	Total
2018	114	33	147	292
2019	138	33	170	306
2020	158	27	185	272
2021	129	21	150	240
2022	159	25	184	238
2023	-	30	30	235
2024	-	23	23	244
2025	-	19	19	213
2026	-	19	19	207
2027	-	19	19	191
2028	-	19	19	185
2029	-	19	19	186
2030	-	15	15	186
2031	-	8	8	182
2032	-	4	4	179
2033	-	2	2	169
2034	-	1	1	87
Total	698	314	1,011	3,612

The operating costs in the table above do not include the costs of marketing, reclamation activities, royalties or taxes. Initial development capital is exclusive of pre-stripping capital and capital allocations, which are included in operating costs for the purposes of life-of-mine planning. Capital costs are also exclusive of changes in working capital.

Mineral Resource and Mineral Reserve Estimate

Dominion is also pleased to report an updated mineral resource and mineral reserve estimate for the Jay pipe. The table below summarizes the mineral resources and mineral reserves expressed in millions of tonnes, carats per tonne and millions of carats.

Jay Mineral Resources at Ekati Diamond Mine (100% basis)

Kimberlite pipes			MEASURED RESOURCES			INDICATED RESOURCES			INFERRED RESOURCES
Zone location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Jay	Buffer	OP	-	-	-	48.1	1.9	89.8	4.2	2.1	8.7

Jay Mineral Reserves at Ekati Diamond Mine (100% basis)

Kimberlite pipes			PROVEN RESERVES			PROBABLE RESERVES			PROVEN AND PROBABLE
Zone location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Jay	Buffer	OP	-	-	-	44.7	1.8	78.6	44.7	1.8	78.6

Notes:

1. Mineral reserves and mineral resources have an effective date of March 31, 2016. The mineral resources were prepared under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. The mineral reserves were prepared under the supervision of Danny Tolmer, P.Eng., of Golder Associates Ltd. Mr. Ravenscroft and Mr. Tolmer are both Qualified Persons within the meaning of National Instrument 43-101.
2. Mineral reserves and mineral resources are reported on a 100% basis. Mineral resources are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3. Mineral reserves and mineral resources are reported in accordance with CIM Definition Standards.
4. The reference point for the definition of Mineral reserves is at the point of delivery to the process plant.
5. Mineral resources are reported at a +0.5 mm cut-off (based upon diamonds that would be recovered by the Ekati bulk sample plant using 0.5 mm width slot de-grit screens).
6. Mineral reserves are reported at a +1.0 mm cut-off (based upon diamonds that would be recovered by the Ekati bulk sample plant utilizing 1.0 mm slot de-grit screens and equivalent to the current Ekati Process Plant recovery and inclusive of the Fine DMS circuit). Overall estimated Process Plant diamond recovery relative to resource grade is 96-98%, depending on the rock type.
7. Mineral reserves will be mined using open pit methods. The Jay mineral reserve estimate assumes an overall dilution of 2% and mining recovery of 98%.
8. Tonnes are reported as millions of dry metric tonnes, diamond grades as carats per tonne, and contained diamond carats as millions of contained carats.
9. Tables may not sum as totals have been rounded in accordance with reporting guidelines.
10. Dominion is the operator of the Ekati Diamond Mine and has a majority interest in the Buffer Zone Joint Venture area.

Next steps

The completion of the feasibility study establishes a clear path to production for Jay and a long-term plan for Ekati. The Company is focused on advancing Jay to production and intends to complete the preparatory work in the previously announced Jay capital program for Fiscal Year 2017. These activities remain on budget and on schedule.

Dominion will also continue detailed engineering and procurement work on major construction works, which are scheduled to begin in Fiscal Year 2018, and will seek out optimization and improvement opportunities as the project advances towards construction.

Dominion has delivered the Jay Feasibility Study to its joint venture partner, Archon Minerals Ltd. The Buffer Zone Joint Venture management committee will consider the results of the study shortly.

The Company has filed land use permit and water licence applications with the Wek’eezhii Land and Water Board, following ministerial approval of the Jay Environmental Assessment. The Company expects receipt of final permits for the Jay Project in early calendar year 2017.

Conference Call and Webcast
The Company will host a conference call today at 1:30PM (ET) for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 844-249-9383 within North America or 270-823-1531 from international locations and entering passcode 41899750.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 11:00PM (ET), Wednesday, July 20, 2016, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering passcode 41899750.

Qualified Person
The scientific and technical information contained in this press release has been prepared and verified by Dominion, operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. Dominion was assisted by Danny Tolmer, P.Eng., of Golder Associates Ltd., who supervised the probable mineral reserve estimate, and John Cunning, P.Eng., of Golder Associates Ltd., who supervised the capital development cost estimates for the construction of the dike and its associated infrastructure, including roads and pumping infrastructure, each of whom is a Qualified Person within the meaning of National Instrument 43-101. Each Qualified Person has reviewed and approved the information in this press release relevant to the portion of the Jay FS for which they are responsible.

Forward-Looking Information
Certain information included herein that is not current or historical factual information, including information about estimated mine life and other development plans regarding mining activities at the Ekati Diamond Mine, estimated economics of the Jay pipe, estimated mineral reserves and mineral resources, projected capital and operating costs, future diamond price and future exchange rates constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “estimate”, “predict”, “continue”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine; mining, production, construction and exploration activities at the Ekati Diamond Mine; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures related to bring the Jay pipe into production, required operating and capitals costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Ekati Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Relations
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca
or
Media Relations
Ms. Laura Worsley-Brown, 867-669-6105
Senior Advisor, External Relations
laura.worsley-brown@ekati.ddcorp.ca